

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Via E-mail
Tony Chanmugan
Group Finance Director
BT Group plc
BT Centre, 81 Newgate Street
London, EC1A 7AJ, England

  Re: BT Group plc
    Form 20-F for the Fiscal Year Ended March 31, 2011
    Filed May 27, 2011
    File No. 1-08819

Dear Mr. Chanmugan:

  We refer you to our comment letter dated December 16, 2011, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Larry Spirgel
   Assistant Director
   Division of Corporation Finance